Mail Stop 3561   October 4, 2007

Christopher J. Nichols, President
Advanced Growing Systems, Inc.
230 North Park Boulevard,
Suite 106,
Grapevine, TX 76051

          Re: Advanced Growing Systems, Inc.
                  Amendment No. 2 to Form 10-SB
                  Filed September 7, 2007
                  File No. 0-52572

Dear Mr. Nichols:

          We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

Explanatory Note, page 3

1. Revise the 1st paragraph to make clear that you do not meet the stated thresholds
   and that this is a voluntary filing. In addition, revise the 2nd paragraph to indicate
   that this registration statement went effective automatically 60 days after filing
   and that you are now subject to the filing requirements of the Securities Exchange
   Act of 1934.

Risk Factors, page 4

2. Revise this section to provide a concise discussion of how each risk factor affects
   you or your securities. Currently, you present risks that could apply to any
   company. As an example, general economic conditions, fluctuations in demand
   for your products, climactic conditions, ability to generate cash flows, your
   competitors etc. In this regard, you do not discuss your lack of profitability and
   the continuing uncertainty. You also do not indicate either your notes payable
   and possible conversions as discussed in Note 5 to the financial statements or the

possible dilution on shareholders as discussed on page 12. You also do not indicate the substantial control by management and related persons, the private placement transactions including possible liquidating damages. Please review your risk factors and include all material risks faced by you.

Business Development, page 4

3. Expand this section to indicate the business activity and status of Non-Lethal Weapons, Inc. prior to the merger. Indicate the business reason(s) for the merger, the terms and whether it was an arms-length transaction.

Our Growth Strategies, page 5

4. We note your revisions in response to comments 16 and 17 in our letter of August 9, 2007. Further revise your growth strategies to provide a timeline for achieving each of them, indicate the cost involved and state how you plan to execute them.

Description of Property, page 12

5. Indicate whether the transactions are with unrelated parties.

Security Ownership of Management, page 13

6. Revise to include the directors and executive officers as a group. See Item 403 of Regulation S-B. In addition, please advise us with a view toward disclosure, the identity of the related party referred to in Note 9 of the financial statements.

Executive Compensation, page 15

7. We refer you to our previous comment relating to your caption "Changes in Pension Value and…" in the Summary Compensation Table and the Directors Compensation table. Please revise in your next filing.

8. Please discuss the stock awards in a footnote to the table. See the instructions to Item 402(b)(2)v of Regulation S-B. In addition, update the information in this section to September 30, 2007. See Item 402(b)(1) of that regulation.

9. It is unclear why the issuance of shares to Aritex for Mr. Mortensen's services as CFO as discussed in Note 5 on page F-21 is not included. Please revise or advise. Please also advise us of the loan discussed in the same note.

Employment Agreements, page 15

   10. It is unclear why you have duplicated the disclosure regarding Mr. Hammond's Right of Exchange. Please advise or revise.

Certain Relationships and Related Transactions…, page 18

   11. Update the last paragraph of this section to the latest practicable date. This comment also applies to other areas of disclosure as applicable.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 20

   12. We have reviewed your response to comment 34 and the revisions to your disclosure. As previously requested, in the footnote to the table please omit the term "reverse" when describing your 10,000 to 1 stock split as it appears you had a stock split and not a reverse stock split. Please make conforming revisions throughout the document where you discuss the stock split. If you believe we are misunderstanding your facts and circumstances, please advise. Refer for guidance to Section B of Chapter 7 of ARB 43.

Signatures, page 25

   13. Include the name of the registrant. See the Signatures section of Regulation 10-SB.

Note 3 – Summary of Significant Accounting Policies, page F-8

Earnings (Loss) per Common Stock, page F-10

   14. We have reviewed your response to comment 36 and the revisions to your disclosure. Please revise to disclose the total number of securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.   As indicated in our prior comments, the total number of potentially dilutive securities should include potentially dilutive warrants and the number of shares issuable upon the conversion of outstanding notes. Refer again to paragraph 40.c of SFAS 128.

Note 8 – Shareholders' Equity, page F-13

   15. As the merger and stock split did not result in proceeds of $880,000, it appears you misplaced the last sentence of the first paragraph of this note. As previously requested, please revise or otherwise advise if you believe we are

misunderstanding your facts and circumstances.

<u>Notes to Interim Consolidated Financial Statements, page F-19</u>

<u>Note 4 – Notes Payable, page F-20</u>

16. Please revise your disclosure regarding the valuation of warrants issued in connection with notes payable to explain in detail why management believes it is appropriate to estimate the fair value of the underlying common shares based on the stock price from a July 2006 private placement, rather than estimating the fair value of the underlying common shares based on the commitment date trading price of your common shares on the pink sheets. Please make similar revisions to notes 5 and 6 to explain your valuation of the restricted shares issued to your Chief Financial Officer and the warrants issued in connection with preferred stock.

<u>Note 6 – Private Placement of Series A Preferred Stock, page F-21</u>

17. Based on our review of your response to comment 41 and the revisions to your disclosure, it appears you may have misapplied the guidance in EITFs 98-5 and 00-27. Please review this guidance again and revise your accounting as appropriate. In doing so, please note the following:

- ABP 14 is not applicable to issuances of preferred stock with detachable warrants; thus, none of the issuance proceeds should be allocated to the equity account titled "common stock warrants." Additionally, note that since the amount allocated to the warrants should not be separately recorded, the amount of the beneficial conversion feature associated with the convertible preferred stock is limited only by the amount of the total proceeds of the issuance.

- Though APB 14 is not applicable, you still need to do a relative fair value allocation of the proceeds between the convertible preferred stock and the warrants solely for purposes of determining the effective conversion rate of the preferred stock to common stock and computing the value of the beneficial conversion feature. See, for example, footnote 4 of EITF 98-5 and Issue 1 in EITF 00-27.

- In doing the relative fair value allocation of the proceeds for the purpose noted above, the relative fair values of the convertible preferred stock and the warrants must be used. It is not appropriate to determine a separate fair value for the warrants and then treat the residual of the issuance proceeds over the fair value of the warrants as the fair value of the convertible preferred stock.

- Since the stated conversion rate of the preferred stock will be adjusted by 50% assuming no changes to your current circumstances, it appears the guidance in Issue 2 of EITF 00-27 is applicable and accordingly, the conversion price to be used to measure the beneficial conversion feature will need to be adjusted by 50%.

- The beneficial conversion feature should be amortized over the period to the earliest possible date of conversion. Immediate recognition of the entire beneficial conversion feature is permitted only to the extent the preferred stock is immediately convertible. Refer to paragraph 8 of EITF 98-5 and Issue 6 of EITF 00-27
- The amortization of the beneficial conversion feature should be recognized as a reduction of net income available to common shareholders on the face of your statements of operations.

Note 7 – Acquisition of Manufacturing Facility, page F-23

18. Please explain to us and disclose why it is appropriate to use a fair value of $0.50 for the restricted stock issued in the acquisition of the manufacturing facility on March 29, 2007. Such fair value seems inconsistent with 1) the fair value determined for the restricted stock issuance to your Chief Financial Officer in February 2007; and 2) your valuation of warrants issued in connection with preferred stock in March, April, and May 2007.

***

You may contact Sarah Goldberg, Staff Accountant at (202) 551-3340 or Robyn Manuel, Senior Staff Accountant at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor at 202-551-3240, or me at 202-551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Lyle J. Mortensen
       Fax: (817) 416-2535